COLE CREDIT PROPERTY TRUST III, INC.
SUPPLEMENT NO. 11 DATED SEPTEMBER 17, 2010
TO THE PROSPECTUS DATED APRIL 30, 2010

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust III, Inc. dated April 30, 2010, Supplement No. 7 dated August 3, 2010, which superseded and replaced all previous supplements to the prospectus, Supplement No. 8, dated August 13, 2010, Supplement No. 9, dated August 20, 2010 and Supplement No. 10, dated August 31, 2010. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust III, Inc.;
(2)	recent real property investments;
(3)	potential real property investments;
(4)	prior potential property investments; and
(5)	financial information for our acquisition of an office building located in Bellevue, WA.

Status of Our Public Offering

Our initial public offering of 250,000,000 shares of common stock was declared effective on October 1, 2008.  Of these shares, we are offering up to 230,000,000 shares in a primary offering and have reserved and are offering up to 20,000,000 shares pursuant to our distribution reinvestment plan.  As of September 15, 2010, we had accepted investors’ subscriptions for, and issued, 209,793,041 shares of our common stock in the offering, resulting in gross proceeds of approximately $2.1 billion.  As of September 15, 2010, we had approximately 40,206,959 shares of our common stock remaining in our offering.

We intend to sell shares of our common stock pursuant to the offering until the close of business on October 1, 2010, unless all shares being offered have been sold, in which case the offering will be terminated.  If all of the shares we are offering have not been sold by the close of business on October 1, 2010, we may extend the offering as permitted under applicable law.  In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified.  The offering must be registered in every state in which we offer or sell shares and generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.  We reserve the right to terminate the offering at any time prior to the stated termination date.

Recent Real Property Investments

The following information supplements, and should be read in conjunction with, the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 8 of the prospectus:

Description of Real Estate Investments

Wholly-owned properties

As of September 15, 2010, our investment portfolio consisted of 294 wholly-owned properties located in 39 states, comprising approximately 9.7 million gross rentable square feet of commercial space and approximately 10.9 million square feet of land subject to ground leases.  Properties acquired between August 31, 2010 and September 15, 2010 are listed below.

Property Description	Type	Tenant	Rentable Square Feet		Purchase Price
Lowe’s – Ticonderoga, NY	Home Improvement	Lowe’s Home Centers, Inc.	—	(1)	$8,724,832
CVS/ Tres Amigos – Ringgold, GA	Drugstore/ Restaurant	Various	15,029	(1)	3,990,000
CVS/ Noble Roman – Mishawaka, IN	Drugstore/ Restaurant	Various	12,376		4,610,745
Tractor Supply – Wauseon, OH	Specialty Retail	Tractor Supply Company	19,097		2,498,119
Tractor Supply – Sellersburg, IN	Specialty Retail	Tractor Supply Company	19,097		2,606,061
Lakeshore Crossing – Gainesville, GA	Shopping Center	Various	123,978		9,000,000
			189,577		$31,429,757

(1)	Excludes square feet subject to any ground leases.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 96 of the prospectus:

Real Property Investments

We engage in the acquisition and ownership of commercial properties throughout the United States.  We invest primarily in retail and other income-producing commercial properties located throughout the United States.

Wholly-owned properties

As of September 15, 2010, we, through separate wholly-owned limited liability companies and limited partnerships, owned a 100% fee simple interest in 294 properties located in 39 states, consisting of approximately 9.7 million gross rentable square feet of commercial space and approximately 10.9 million square feet of land subject to ground leases.  The properties generally were acquired through the use of proceeds from our ongoing public offering of our common stock and mortgage notes payable.

The following table summarizes properties acquired between August 31, 2010 and September 15, 2010 in order of acquisition date:

Property Description	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor (1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy
Lowe’s – Ticonderoga, NY	August 31, 2010	N/A (4)	$8,724,832	$174,497	7.45%	7.45%	100%
CVS/ Tres Amigos – Ringgold, GA	August 31, 2010	2007	3,990,000	79,800	8.12%	8.17%	100%
CVS/ Noble Roman – Mishawaka, IN	September 8, 2010	2006	4,610,745	92,215	8.00%	8.02%	100%
Tractor Supply – Wauseon, OH	September 13, 2010	2007	2,498,119	49,962	8.40%	9.49%	100%
Tractor Supply – Sellersburg, IN	September 13, 2010	2010	2,606,061	52,121	8.25%	9.13%	100%
Lakeshore Crossing – Gainesville, GA	September 15, 2010	1994	9,000,000	180,000	7.51%	7.51%	98.8%
			$31,429,757	$628,595

(1)
Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for financing coordination fees for services performed in connection with the origination or assumption of debt financing obtained to acquire the respective property, where applicable.  For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 67 of the prospectus.

(2)
Initial yield is calculated as the current annualized rental income for the in-place leases at the respective property divided by the property purchase price, exclusive of acquisition costs and fees paid to our advisor or its affiliates.

(3)
Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place leases over the non-cancellable lease term at the respective property divided by the property purchase price, exclusive of acquisition costs and fees paid to our advisor or its affiliates.

(4)	Subject to a ground lease and therefore year built is not applicable.

The following table sets forth the principal provisions of the lease term for the major tenants at the wholly-owned properties listed above:

Property	Number of Tenants	Major Tenants (1)	Total Square Feet Leased		% of Total Rentable Square Feet	Renewal Options (2)	Current Annual Base Rent		Base Rent per Square Foot	Lease Term (3)
Lowe’s – Ticonderoga, NY	1	Lowe’s Home Centers, Inc.	—	(4)	100%	8/5 yr.	$650,000		$0.55	8/31/2010	2/26/2029
CVS/ Tres Amigos – Ringgold, GA	1	Georgia CVS Pharmacy, LLC	11,966		80%	6/5 yr.	262,414		21.93	8/31/2010	1/31/2033
	1	Tres Amigos Mexican Restaurant, Inc.	3,063		20%	1/5 yr.	52,530	(5)	17.15	8/31/2010	12/31/2012
CVS/ Noble Roman	1	Hook-SupeRx, Inc.	10,880		88%	6/5 yr.	347,703		31.96	9/8/2010	1/31/2033
– Mishawaka,	1	JEM Enterprises,	1,496		12%	2/5 yr.	20,944		14.00	9/8/2010	12/31/2012
IN		LLC					22,814		15.25	1/1/2013	12/31/2017
Tractor Supply – Wauseon, OH	1	Tractor Supply Company	19,097		100%	4/5 yr.	209,842	(6)	10.99	9/13/2010	8/28/2022
Tractor Supply – Sellersburg, IN	1	Tractor Supply Company	19,097		100%	4/5 yr.	215,000	(6)	11.26	9/13/2010	3/31/2025
Lakeshore Crossing – Gainesville, GA	1	Lowe’s Home Centers, Inc.	121,148		98%	4/5 yr.	654,199		5.40	9/15/2010	4/30/2024

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of their respective property.

(2)	Represents option renewal period/term of each option.

(3)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term.

(4)	Subject to a ground lease.

(5)	The annual base rent under the lease increases every year by approximately 3% of the then-current annual base rent.

(6)	The annual base rent under the lease increases every five years by approximately 10% of the then-current annual base rent.

Tenant Lease Expirations

The following table sets forth lease expirations of our wholly-owned properties, as of September 15, 2010, for each of the next ten years assuming no renewal options are exercised.  For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

Year Ending December31,	Number of Leases Expiring	Approx. Square Feet Expiring	Total Annual Base Rent	% of Total Annual Base Rent
2010	—	—	$—	—%
2011	15	33,261	723,560	0.43%
2012	25	161,702	2,259,161	1.34%
2013	15	176,350	979,545	0.58%
2014	7	15,245	447,445	0.26%
2015	12	45,217	761,854	0.45%
2016	12	427,878	5,107,564	3.02%
2017	11	121,116	1,538,782	0.91%
2018	18	373,685	4,836,433	2.86%
2019	21	222,993	4,158,249	2.46%
2020	9	61,363	1,632,033	0.97%
	145	1,638,810	$22,444,626	13.28%

Depreciable Tax Basis

For federal income tax purposes, the aggregate depreciable basis in the wholly-owned properties noted above is approximately $18.5 million.  When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period using a straight-line method and a mid-month convention and depreciate furnishings and equipment over a twelve-year recovery period.  The preliminary depreciable basis in the properties noted above is estimated, as of September 15, 2010, as follows:

Wholly-owned Property	Depreciable Tax Basis
Lowe’s – Ticonderoga, NY	$—	(1)
CVS/ Tres Amigos – Ringgold, GA	3,287,569	(1)
CVS/ Noble Roman – Mishawaka, IN	3,784,284
Tractor Supply – Wauseon, OH	2,072,036
Tractor Supply – Sellersburg, IN	2,139,947
Lakeshore Crossing – Gainesville, GA	7,249,782
	$18,533,618

(1)	Depreciable basis excludes any ground leases.

Cole Realty Advisors, an affiliate of our advisor, has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the properties listed above.  In accordance with the property management agreement, we may pay Cole Realty Advisors (i) up to 2% of gross revenues from our single tenant properties and (ii) up to 4% of gross revenues from our multi-tenant properties.  We currently have no plan for any renovations, improvements or development of the properties listed above and we believe the properties are adequately insured.  We intend to obtain adequate insurance coverage for all future properties that we acquire.

Potential Real Property Investments

Our advisor has identified certain properties as potential suitable investments for us.  The acquisition of each such property is subject to a number of conditions.  A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price.  An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price.  Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, may include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

 We decide whether to acquire each property generally based upon:

•	satisfaction of the conditions to the acquisition contained in the contract;

•	no material adverse change occurring relating to the property, the tenant or in the local economic conditions;

•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make the acquisition; and

•	our receipt of satisfactory due diligence information including the appraisal, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire prior to or instead of these properties.  Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable.  The properties currently identified are listed below.  The respective seller of each property is an unaffiliated third party.

Property	Expected Acquisition Date	Approximate Purchase Price	Approximate Compensation to Sponsor (1)
Tractor Supply – Hamilton, OH	September 2010	$1,680,000	$33,600
Kohl’s – Salina, KS	September 2010	4,594,000	91,880
Tractor Supply – Dixon, CA	September 2010	5,017,500	100,350
FedEx – Bossier City, LA	September 2010	5,280,412	105,608
FedEx – Dublin, VA	September 2010	3,276,247	65,525
Advance Auto – Bonita Springs, FL	September 2010	2,838,138	56,763
Advance Auto – Janesville, WI	September 2010	1,693,000	33,860
Advance Auto – Appleton, WI	September 2010	1,442,000	28,840
Wawa – Portsmouth, VA	September 2010	2,300,000	46,000
Giant Eagle – Lancaster, OH	September 2010	15,562,903	311,258
Shoppes at Port Arthur – Port Arthur, TX	September 2010	15,000,000	300,000
Albertson’s Portfolio – Various (2)	September - October 2010	276,000,000	5,520,000
		$334,684,200	$6,693,684

(1)	Amounts include fees payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.

(2)
The Albertson’s Portfolio consists of 33 single-tenant commercial properties located in Texas, Arizona, New Mexico, Louisiana and Colorado, which will be purchased under a sale-lease back agreement and the properties will be subject to individual lease agreements with identical terms.

The potential property acquisitions are subject to net leases, pursuant to which each tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

Property	Major Tenants (1)	Total Square Feet Leased		% of Total Rentable Square Feet
Tractor Supply – Hamilton, OH	Tractor Supply Company	40,700		100%
Kohl’s – Salina, KS	Kohl’s Illinois, Inc.	64,514		100%
Tractor Supply – Dixon, CA	Tractor Supply Company	24,727		100%
FedEx – Bossier City, LA	FedEx Ground Package System, Inc.	64,402		100%
FedEx – Dublin, VA	FedEx Ground Package System, Inc.	32,105		100%
Advance Auto – Bonita Springs, FL	Discount Auto Parts, Inc.	6,972		100%
Advance Auto – Janesville, WI	Advance Stores Company, Incorporated	6,892		100%
Advance Auto – Appleton, WI	Advance Stores Company, Incorporated	6,892		100%
Wawa – Portsmouth, VA	Wawa, Inc.	—	(2)	100%
Giant Eagle – Lancaster, OH	The Tamarkin Company	92,490	(2)	100%
Shoppes at Port Arthur – Port Arthur, TX	Various	95,895		100%
Albertson’s Portfolio – Various (3)	Albertson’s LLC	1,916,854		100%
		2,352,443

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.

(2)	Excludes square feet subject to any ground leases.

(3)
The Albertson’s Portfolio consists of 33 single-tenant commercial properties located in Texas, Arizona, New Mexico, Louisiana and Colorado, which will be purchased under a sale-lease back agreement and the properties will be subject to individual lease agreements with identical terms.

The table below provides leasing information for the major tenants at each property:

Property	Number of Tenants	Major Tenants (1)	Renewal Options (2)	Current Annual Base Rent		Base Rent per Square Foot		Lease Term (3)
Tractor Supply – Hamilton, OH	1	Tractor Supply Company	2/5 yr.	$85,188		$2.09		7/13/2006	7/12/2011
				142,857		3.51		7/13/2011	7/31/2016
				158,730		3.90		8/1/2016	7/31/2021
Kohl’s – Salina, KS	1	Kohl’s Illinois, Inc.	6/5 yr.	188,372		2.92		3/4/2009	8/31/2009
				376,744		5.84		9/1/2009	1/31/2029
Tractor Supply – Dixon, CA	1	Tractor Supply Company	4/5 yr.	429,000	(4)	17.35		9/25/2007	9/24/2022
FedEx – Bossier City, LA	1	FedEx Ground Package System, Inc.	2/5 yr.	448,835		6.97		7/1/2009	6/30/2019
FedEx – Dublin, VA	1	FedEx Ground Package System, Inc.	2/5 yr.	278,481		8.67		8/1/2009	7/31/2019
Advance Auto – Bonita Springs	1	Discount Auto Parts,	3/5 yr.	227,051		32.57		8/26/2007	8/31/2017
FL		Inc.		249,756		35.82		9/1/2017	8/31/2022
Advance Auto – Janesville, WI	1	Advance Stores Company, Incorporated	3/5 yr.	143,938		20.88		8/16/2007	8/31/2022
Advance Auto – Appleton, WI	1	Advance Stores Company, Incorporated	3/5 yr.	122,569		17.78		10/25/2007	10/31/2022
Wawa – Portsmouth, VA	1	Wawa, Inc.	4/5 yr.	177,000	(4)	1.49	(5)	3/29/2006	12/31/2026
Giant Eagle – Lancaster, OH	1	The Tamarkin Company	8/5 yr.	1,150,000		12.43		4/14/2008	11/30/2028
	1	The Tamarkin Company	9/5 yr.	50,000		1.56	(5)	9/11/2008	10/31/2023
Shoppes at Port Arthur – Port Arthur, TX	1	Ross Dress for Less, Inc.	4/5 yr.	289,622		9.59		6/10/2008	1/31/2019
	1	Best Buy Stores, LP	5/5 yr.	266,188		13.00		5/17/2010	1/31/2021
	1	Petco Southwest, Inc.	3/5 yr.	244,112		16.00		4/27/2008	1/31/2014
				259,369		17.00		2/1/2014	1/31/2019
Albertson’s Portfolio – Various (6)	1	Albertson’s LLC	6/5 yr.	19,771,971		10.31		10/1/2010	10/30/2030

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.

(2)	Represents remaining option renewal periods/term of each option.

(3)	Represents lease term beginning with the lease commencement date through the end of the non-cancellable lease term.

(4)	The annual base rent under the lease increases every five years by 10% of the then-current annual base rent.

(5)	The base rent per square foot is based on the square footage of the land parcel as the property is subject to a ground lease.

(6)
The Albertson’s Portfolio consists of 33 single-tenant commercial properties located in Texas, Arizona, New Mexico, Louisiana and Colorado, which will be purchased under a sale-lease back agreement and the properties will be subject to individual lease agreements with identical terms. The annual base rent under the lease increases every five years by 10% of the then-current annual base rent.

We expect to purchase the properties with proceeds from our ongoing public offering of common stock and available debt proceeds.  We may use the properties as collateral in future financings.

Prior Potential Property Investments

A prior supplement to this prospectus described a potential acquisition of a 14,820 square foot single-tenant commercial building leased to Walgreen Co., located in Charlotte, NC.  The property is no longer under consideration for purchase.

Financial Information

The prospectus is supplemented to add the following financial data, which was filed with the Securities and Exchange Commission in an amended current report on Form 8-K/A on September 17, 2010.

Overview

On July 9, 2010, we acquired an approximately 583,000 square foot office building located in Bellevue, WA (the “MT Bellevue WA Property”).  The MT Bellevue WA Property was constructed in 2008 and is 99.6% leased, of which approximately 96.3% is subject to a net lease with Microsoft Corporation.

The purchase price of the MT Bellevue WA Property was $310.0 million, exclusive of closing costs.  The acquisition was funded by net proceeds from the Company’s ongoing public offering.

After reasonable inquiry, we are not aware of any material factors relating to the MT Bellevue WA Property that would cause the reported financial information not to be necessarily indicative of future operating results.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Cole Credit Property Trust III, Inc.
Phoenix, Arizona

We have audited the accompanying Statement of Revenues and Certain Operating Expenses (the "Historical Summary") of the MT Bellevue WA Property (the “Property”) for the six months ended June 30, 2010 and the year ended December 31, 2009.  The Historical Summary is the responsibility of Cole Credit Property Trust III, Inc.’s management.  Our responsibility is to express an opinion on the Historical Summary based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free of material misstatement. The Property is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as it relates to the Historical Summary. An audit includes consideration of internal control over financial reporting as it relates to the Historical Summary as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Property's internal control over financial reporting as it relates to the Historical Summary.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summary, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Summary.  We believe that our audits provide a reasonable basis for our opinion.

The accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the Form 8-K/A of Cole Credit Property Trust III, Inc.) as discussed in Note 1 to the Historical Summary and is not intended to be a complete presentation of the Property’s revenues and expenses.

In our opinion, such Historical Summary presents fairly, in all material respects, the revenues and certain operating expenses of the Property for the six months ended June 30, 2010 and the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
September 17, 2010

MT BELLEVUE WA PROPERTY
  STATEMENT OF REVENUES AND CERTAIN OPERATING EXPENSES

	Six Months Ended June 30, 2010	Year Ended December 31, 2009
Revenues:
Rental and parking revenues	$10,713,153	$16,965,471
Reimbursement revenue	2,059,210	2,507,377
Total revenues	12,772,363	19,472,848

Certain operating expenses:
Utilities	890,048	1,058,540
Real estate taxes	867,532	763,206
Other expenses	377,740	503,112
Total certain operating expenses	2,135,320	2,324,858
Revenues in excess of certain operating expenses	$10,637,043	$17,147,990

See accompanying notes to statement of revenues and certain operating expenses.

MT BELLEVUE WA PROPERTY
  NOTES TO THE STATEMENT OF REVENUES AND CERTAIN OPERATING EXPENSES
For the Six Months Ended June 30, 2010 and
For the Year ended December 31, 2009

1.	Basis of Presentation

On July 9, 2010, Cole Credit Property Trust III, Inc. (the “Company”) acquired a multi-tenant office building containing approximately 583,000 square feet of rentable space located in Bellevue, Washington (the “MT Bellevue WA Property”).  Approximately 99.6% of the rentable square feet of the MT Bellevue WA Property is leased, of which approximately 96.3% is subject to a net lease with Microsoft Corporation (“Microsoft”).

The statement of revenues and certain operating expenses (the “Historical Summary”) has been prepared for the purpose of complying with the provisions of Article 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”), which requires certain information with respect to real estate operations to be included with certain filings with the SEC.  The Historical Summary includes the historical revenues and certain operating expenses of the MT Bellevue WA Property, exclusive of items which may not be comparable to the operations of the MT Bellevue WA Property subsequent to its acquisition by the Company.  Material amounts that would not be directly attributable to future operating results of the MT Bellevue WA Property are excluded, and the financial statements are not intended to be a complete presentation of the MT Bellevue WA Property’s revenues and expenses.  Items excluded consist primarily of management fees, landlord expenses and depreciation.

In the preparation of the accompanying Historical Summary, subsequent events were evaluated through September 17, 2010 the date the financial statements were issued.

2.	Significant Accounting Policies

Revenue Recognition

The leases are accounted for as operating leases and minimum rental income is recognized on a straight-line basis over the remaining term of the respective leases.

Repairs and Maintenance

Expenditures for repairs and maintenance are expensed as incurred.

Use of Estimates

The preparation of the Historical Summary in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Company’s management to make estimates and assumptions that affect the reported amounts of revenues and certain operating expenses during the reporting period.  Actual results could differ from those estimates.

3.	Leases

The leases have initial terms of 10 – 15 years (expiring between 2018 and 2024) and provide for minimum rentals.  In addition, certain leases provide for fixed increases in rent .  Revenues are recognized on a straight-line basis over the terms of the respective leases.

The aggregate annual minimum future rental payments on the non-cancelable operating leases in effect as of December 31, 2009 are as follows:

Year Ending December 31:
2010	$7,288,485
2011	19,900,916
2012	20,405,650
2013	20,928,862
2014	21,466,337
Thereafter	230,740,423
Total	$320,730,673

The minimum future rental payments represent the base rent required to be paid under the terms of the respective leases exclusive of future minimum lease payments for renewal options.

MT BELLEVUE WA PROPERTY
  NOTES TO THE STATEMENT OF REVENUES AND CERTAIN OPERATING EXPENSES – (Continued)
For the Six Months Ended June 30, 2010 and
For the Year ended December 31, 2009

4.	Tenant Concentration

For the six months ended June 30, 2010 and the year ended December 31, 2009, Microsoft accounted for 98% of the annual rental income for the MT Bellevue WA Property.  If the tenant were to default on their lease, future revenue of the MT Bellevue WA Property would be materially and adversely impacted.

5.	Commitments and Contingencies

Litigation

The MT Bellevue WA Property may be subject to legal claims in the ordinary course of business as a property owner.  The Company believes that the ultimate settlement of any potential claims will not have a material impact on the MT Bellevue WA Property’s results of operations.

Environmental Matters

In connection with the ownership and operation of real estate, the MT Bellevue WA Property may be potentially liable for costs and damages related to environmental matters.  The MT Bellevue WA Property has not been notified by any governmental authority of any non-compliance, liability, or other claim, and the Company is not aware of any other environmental condition that they believe will have a material adverse effect on the MT Bellevue WA Property’s results of operations.

Cole Credit Property Trust III, Inc.
Pro Forma Consolidated Balance Sheet
As of June 30, 2010
(Unaudited)

The following unaudited Pro Forma Consolidated Balance Sheet is presented as if the Company had acquired the MT Bellevue WA Property on June 30, 2010.

This Pro Forma Consolidated Balance Sheet should be read in conjunction with the Company's historical financial statements and notes thereto for the quarter ended June 30, 2010, as filed in our Quarterly Report on Form 10-Q filed on August 13, 2010. The Pro Forma Consolidated Balance Sheet is unaudited and is not necessarily indicative of what the actual financial position would have been had the Company completed the above transaction on June 30, 2010, nor does it purport to represent its future financial position. This Pro Forma Consolidated Balance Sheet only includes the MT Bellevue WA Property which is considered to be a significant property acquisition pursuant to SEC Rule 3-14 of Regulation S-X (dollar amounts in thousands).

	June 30, 2010, As Reported	Acquisition Pro Forma Adjustments		Pro Forma June 30, 2010
	(a)
ASSETS
Investment in real estate assets:
Land	$389,592	$32,430	(b)	$422,022
Buildings and improvements	781,411	221,669	(b)	1,003,080
Acquired intangible lease assets	202,925	52,277	(b)	255,202
Total investment in real estate assets, net	1,373,928	306,376		1,680,304
Investment in mortgage notes receivable	63,447	—		63,447
Total investment in real estate and mortgage assets, net	1,437,375	306,376		1,743,751
Cash and cash equivalents	430,149	(313,282	) (b) (c)	116,867
Restricted cash	12,082	—		12,082
Investment in unconsolidated joint venture	15,610	—		15,610
Rents and tenant receivables	6,837	—		6,837
Mortgage loan deposits, derivative and other assets	6,004	—		6,004
Deferred financing costs	12,650	—		12,650
Total assets	$1,920,707	$(6,906)		$1,913,801

LIABILITIES AND STOCKHOLDERS’ EQUITY
Notes payable	$359,647	$—		$359,647
Accounts payable and accrued expenses	5,099	—		5,099
Escrowed investor proceeds	1,359	—		1,359
Due to affiliates	729	—		729
Acquired below market lease intangibles	30,016	—		30,016
Distributions payable	9,785	—		9,785
Deferred rent, derivative and other liabilities	7,318	—		7,318
Total liabilities	413,953	—		413,953
Commitments and contingencies
Redeemable common stock	32,034	—		32,034
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued and outstanding	—	—		—
Common stock, $0.01 par value; 490,000,000 shares authorized, 176,907,649 shares issued and outstanding	1,769	—		1,769
Capital in excess of par value	1,557,207	—		1,557,207
Accumulated distributions in excess of earnings	(82,884)	(6,906	) (c)	(89,790)
Accumulated other comprehensive loss	(1,372)	—		(1,372)
Total stockholders’ equity	1,474,720	(6,906)		1,467,814
Total liabilities and stockholders’ equity	$1,920,707	$(6,906)		$1,913,801

See accompanying Notes to Pro Forma Consolidated Financial Statements (Unaudited).

Cole Credit Property Trust III, Inc.
Pro Forma Consolidated Statement of Operations
For the Six Months Ended June 30, 2010
(Unaudited)

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if the Company had acquired the MT Bellevue WA Property on January 1, 2009.

This Pro Forma Consolidated Statement of Operations should be read in conjunction with the Company's historical financial statements and notes thereto for the quarter ended June 30, 2010, as filed in our Quarterly Report on Form 10-Q filed on August 13, 2010. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had the Company completed the above transaction on January 1, 2009, nor does it purport to represent its future operations. This Pro Forma Consolidated Statement of Operations only includes the MT Bellevue WA Property which is considered to be a significant property acquisition pursuant to SEC Rule 3-14 of Regulation S-X (dollar amounts in thousands, except share and per share amounts).

	For the Six Months Ended June 30, 2010 As Reported	Acquisition Pro Forma Adjustments		Pro Forma for the Six Months Ended June 30, 2010
	(a)
Revenues:
Rental and other property income	$40,933	$10,252	(b)	$51,185
Tenant reimbursement income	2,362	2,059	(c)	4,421
Interest income on mortgage notes receivable	900	—		900
Total revenue	44,195	12,311		56,506

Expenses:
General and administrative expenses	2,656	13	(d)	2,669
Property operating expenses	2,539	2,135	(e)	4,674
Property and asset management expenses	3,921	1,022	(f)	4,943
Acquisition related expenses	17,929	—		17,929
Depreciation	7,281	3,364	(g)	10,645
Amortization	4,592	807	(g)	5,399
Total operating expenses	38,918	7,341		46,259
Operating income	5,277	4,970		10,247

Other expense:
Interest and other income	769	—		769
Equity in loss of unconsolidated joint venture	(516)	—		(516)
Interest expense	(7,297)	—		(7,297)
Total other expense	(7,044)	—		(7,044)
Net (loss) income	$(1,767)	$4,970		$3,203

Weighted average number of common shares outstanding:
Basic and diluted	134,685,676	34,407,720	(h)	169,093,396

Net (loss) income per common share:
Basic and diluted	$(0.01)			$0.02

See accompanying Notes to Pro Forma Consolidated Financial Statements (Unaudited).

Cole Credit Property Trust III, Inc.
Pro Forma Consolidated Statement of Operations
For the Year Ended December 31, 2009
(Unaudited)

The following unaudited Pro Forma Consolidated Statement of Operations is presented as if the Company had acquired the MT Bellevue WA Property on January 1, 2009.

This Pro Forma Consolidated Statement of Operations should be read in conjunction with the Company's historical financial statements and notes thereto for the year ended December 31, 2009, as filed in our Annual Report on Form 10-K filed on March 29, 2010. The Pro Forma Consolidated Statement of Operations is unaudited and is not necessarily indicative of what the actual results of operations would have been had the Company completed the above transaction on January 1, 2009, nor does it purport to represent its future operations. This Pro Forma Consolidated Statement of Operations only includes the MT Bellevue WA Property which is considered to be a significant property acquisition pursuant to SEC Rule 3-14 of Regulation S-X (dollar amounts in thousands, except share and per share amounts).

	For the Year Ended December 31, 2009 As Reported	Acquisition Pro Forma Adjustments		Pro Forma for the Year Ended December 31, 2009
	(a)
Revenues:
Rental and other property income	$22,600	$16,043	(b)	$38,643
Tenant reimbursement income	404	2,507	(c)	2,911
Total revenue	23,004	18,550		41,554

Expenses:
General and administrative expenses	2,161	32	(d)	2,193
Property operating expenses	595	2,325	(e)	2,920
Property and asset management expenses	1,993	1,922	(f)	3,915
Acquisition related expenses	18,564	—		18,564
Depreciation	3,178	6,728	(g)	9,906
Amortization	2,296	1,615	(g)	3,911
Total operating expenses	28,787	12,622		41,409
Operating (loss) income	(5,783)	5,928		145

Other expense:
Interest and other income	500	—		500
Interest expense	(2,538)	—		(2,538)
Total other expense	(2,038)	—		(2,038)
Net (loss) income	$(7,821)	$5,928		$(1,893)

Weighted average number of common shares outstanding:
Basic and diluted	40,060,709	34,407,720	(h)	74,468,429

Net loss per common share:
Basic and diluted	$(0.20)			$(0.03)

See accompanying Notes to Pro Forma Consolidated Financial Statements (Unaudited).

Cole Credit Property Trust III, Inc.
Notes to Pro Forma Consolidated Financial Statements – (Continued)
 (Unaudited)

Notes to Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2010

a.	Reflects the Company’s historical balance sheet as of June 30, 2010.

b.
Reflects the preliminary purchase price allocations incurred related to the MT Bellevue WA Property acquisition completed subsequent to June 30, 2010.  The purchase price of $310.0 million was offset by a $3.6 million credit received at closing to arrive at the preliminary purchase price allocation herein and was funded by net proceeds from the Company’s ongoing public offering. The purchase price allocation is preliminary and is subject to change.

c.
Represents costs incurred to complete the acquisition, including title, legal, accounting and other related costs, as well as the acquisition fee of $6.2 million, or 2.0% of the respective purchase price, that was paid to our Advisor and its affiliates. Adjustment reflects the expensing of acquisition-related costs as required under GAAP.

Notes to Unaudited Pro Forma Statement of Operations for the Six Months Ended June 30, 2010

a.	Reflects the Company’s historical results of operations for the six months ended June 30, 2010.

b.
Represents the straight line rental revenues in accordance with the respective lease agreements, historical parking revenue and amortization of above market lease intangible assets for the MT Bellevue WA Property.

c.	Reflects management’s estimate of the tenant reimbursement income for the MT Bellevue WA Property based on historical results of the MT Bellevue WA Property.

d.	Reflects management’s estimate of the general and administrative expenses for the MT Bellevue WA Property based on the Company’s historical results.

e.	Reflects management’s estimate of the property operating expenses for the MT Bellevue WA Property based on based on historical results of the MT Bellevue WA Property.

f.
Reflects the annualized asset management fee of $767,000, which is equal to 0.50% (a monthly rate of 0.0417%) of the aggregate asset value of the MT Bellevue WA Property and is payable to our Advisor, as well as the property management fee, of $255,000, which is equal to 2% of gross revenues of the MT Bellevue WA Property and is payable to an affiliate of our Advisor.

g.
Represents depreciation and amortization expense for the MT Bellevue WA Property. Depreciation and amortization expense are based on the Company’s preliminary purchase price allocation. All assets are depreciated on a straight line basis. The estimated useful lives of our assets by class are generally as follows:

	Building	40 years
	Tenant improvements	Lesser of useful life or lease term
	Intangible lease assets	Lesser of useful life or lease term

h.
Represents the weighted average common shares required to generate sufficient offering proceeds to fund the purchase of the MT Bellevue WA Property, as the Company had insufficient capital at January 1, 2009 to acquire the MT Bellevue WA Property which is included in the pro forma results of operations.  The calculation assumes the common shares were issued on January 1, 2009.

Cole Credit Property Trust III, Inc.
Notes to Pro Forma Consolidated Financial Statements – (Continued)
 (Unaudited)

Notes to Unaudited Pro Forma Statement of Operations for the Year Ended December 31, 2009

a.	Reflects the Company’s historical results of operations for the year ended December 31, 2009.

b.
Represents the straight line rental revenues in accordance with the respective lease agreements, historical parking revenue and amortization of above market lease intangible assets for the MT Bellevue WA Property.

c.	Reflects management’s estimate of the tenant reimbursement income for the MT Bellevue WA Property based on historical results of the MT Bellevue WA Property.

d.	Reflects management’s estimate of the general and administrative expenses for the MT Bellevue WA Property based on the Company’s historical results.

e.	Reflects management’s estimate of the property operating expenses for the MT Bellevue WA Property based on based on historical results of the MT Bellevue WA Property.

f.
Reflects the annualized asset management fee of $1.5 million, which is equal to 0.50% (a monthly rate of 0.0417%) of the aggregate asset value of the MT Bellevue WA Property and is payable to our Advisor, as well as the property management fee, of $389,000, which is equal to 2% of gross revenues of the MT Bellevue WA Property and is payable to an affiliate of our Advisor.

g.
Represents depreciation and amortization expense for the MT Bellevue WA Property. Depreciation and amortization expense are based on the Company’s preliminary purchase price allocation. All assets are depreciated on a straight line basis. The estimated useful lives of our assets by class are generally as follows:

	Building	40 years
	Tenant improvements	Lesser of useful life or lease term
	Intangible lease assets	Lesser of useful life or lease term

h.
Represents the weighted average common shares required to generate sufficient offering proceeds to fund the purchase of the MT Bellevue WA Property, as the Company had insufficient capital at January 1, 2009 to acquire the MT Bellevue WA Property which is included in the pro forma results of operations.  The calculation assumes the common shares were issued on January 1, 2009.